UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1-31 October 2017

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights 02 October 2017	Announcement Transaction in Own Shares 02 October 2017
Announcement Transaction in Own Shares 03 October 2017	Announcement Transaction in Own Shares 04 October 2017
Announcement Transaction in Own Shares 05 October 2017	Announcement Transaction in Own Shares 06 October 2017
Announcement Director/PDMR Shareholding 09 October 2017	Announcement Transaction in Own Shares 09 October 2017
Announcement Director/PDMR Shareholding 10 October 2017	Announcement Transaction in Own Shares 10 October 2017
Announcement Transaction in Own Shares 11 October 2017	Announcement Director/PDMR Shareholding 12 October 2017
Announcement Transaction in Own Shares 12 October 2017	Announcement Transaction in Own Shares 13 October 2017
Announcement Transaction in Own Shares 16 October 2017	Announcement Transaction in Own Shares 17 October 2017
Announcement Transaction in Own Shares 18 October 2017	Announcement Transaction in Own Shares 19 October 2017
Announcement Transaction in Own Shares 20 October 2017	Announcement Transaction in Own Shares 23 October 2017
Announcement Transaction in Own Shares 24 October 2017	Announcement Transaction in Own Shares 25 October 2017
Announcement Transaction in Own Shares 26 October 2017	Announcement Transaction in Own Shares 27 October 2017
Announcement Transaction in Own Shares 30 October 2017	Announcement Total Voting Rights 31 October 2017
Announcement Transaction in Own Shares 31 October 2017

Diageo PLC – Total Voting Rights
Dated 02 October 2017

TO:	Regulatory Information Service
FROM:	Diageo plc
LEI:	213800ZVIELEA55JMJ32
RE:	Paragraph 5.6 of the Disclosure Guidelines and Transparency Rules

Diageo plc - Total Voting Rights and Capital

In conformity with Paragraph 5.6 of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 September 2017 consisted of 2,748,738,708 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 234,712,802 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,514,025,906 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

2 October 2017

Jonathan Guttridge

Company Secretarial Assistant

Diageo plc

Diageo PLC – Transaction in Own Shares
Dated 02 October 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       02nd October 2017

Number of ordinary shares purchased:    386,864

Volume weighted average price paid per share:        2,474.36p

Highest price paid per share:        2,486.50p

Lowest price paid per share:        2,462.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4769S_-2017-10-2.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo PLC – Transaction in Own Shares
Dated 03 October 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       03rd October 2017

Number of ordinary shares purchased:    388,692

Volume weighted average price paid per share:        2,464.59p

Highest price paid per share:        2,482.50p

Lowest price paid per share:        2,441.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6127S_-2017-10-3.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo PLC – Transaction in Own Shares
Dated 04 October 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       04th October 2017

Number of ordinary shares purchased:    382,850

Volume weighted average price paid per share:        2,496.50p

Highest price paid per share:        2,504.50p

Lowest price paid per share:        2,476.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo PLC – Transaction in Own Shares
Dated 05 October 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       05th October 2017

Number of ordinary shares purchased:    380,050

Volume weighted average price paid per share:        2,522.00p

Highest price paid per share:        2,529.50p

Lowest price paid per share:        2,504.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8699S_-2017-10-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo PLC – Transaction in Own Shares
Dated 08 September 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       6 October 2017

Number of ordinary shares purchased:    378,355

Volume weighted average price paid per share:       2,526.60p

Highest price paid per share:       2,538.00p

Lowest price paid per share:        2,515.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9956S_-2017-10-6.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo PLC – Director/PDMR Shareholding
Dated 09 October 2017

Diageo plc (the "Company")

LEI: 213800ZVIELEA55JMJ32

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The following notification is intended to satisfy the Company's obligations under Article 19.3 of EU Regulation No 596/2014 (the Market Abuse Regulation).

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. J FERRÁN 2. S FISCHER 3. S MORIARTY
b)	Position / status	1. CHAIRMAN 2. MEMBER OF THE EXECUTIVE COMMITTEE 3. MEMBER OF THE EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
c)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
d)	Nature of the transaction
It received notification on 6 October 2017 that the following director and PDMRs, as participants in the Diageo Dividend Reinvestment Plan received Ordinary Shares in respect of the interim dividend paid on 5 October 2017.

e)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £ 25.26	33
		2. £ 25.26	265
		3. £ 25.26	882
f)	Aggregated information	N/A
g)	Date of the transaction	5 OCTOBER 2017
h)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)
537577033

Diageo PLC – Transaction in Own Shares
Dated 09 October 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       9 October 2017

Number of ordinary shares purchased:    376,902

Volume weighted average price paid per share:        2,538.79p

Highest price paid per share:        2,548.00p

Lowest price paid per share:        2,528.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1223T_-2017-10-9.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo PLC – Director/PDMR Shareholding
Dated 10 October 2017

Diageo plc (the "Company")

LEI: 213800ZVIELEA55JMJ32

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The following notification is intended to satisfy the Company's obligations under Article 19.3 of EU Regulation No 596/2014 (the Market Abuse Regulation).

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. KA MIKELLS 2. D CUTTER 3. T FRAME 4. D MOBLEY 5. S MORIARTY 6. J FERRÁN
b)	Position / status	1. CFO 2-5. MEMBER OF EXECUTIVE COMMITTEE 6. CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
c)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
d)	Nature of the transaction	1-5: PURCHASE UNDER DIAGEO SHARE INCENTIVE PLAN 6: PURCHASE UNDER ARRANGEMENT WITH COMPANY
e)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £25.60	9
		2. £25.60	6
		3. £25.60	9
		4. £25.60	9
		5. £25.60	7
		6. £25.60	323
f)	Aggregated information	N/A
g)	Date of transaction	10 OCTOBER 2017
h)	Place of transaction	LONDON STOCK EXCHANGE (XLON)
537577033

Diageo PLC – Transaction in Own Shares
Dated 10 October 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       10 October 2017

Number of ordinary shares purchased:    373,014

Volume weighted average price paid per share:        2,555.03p

Highest price paid per share:        2,565.00p

Lowest price paid per share:        2,543.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2403T_-2017-10-10.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo PLC – Transaction in Own Shares
Dated 11 October 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       11 October 2017

Number of ordinary shares purchased:    372,623

Volume weighted average price paid per share:        2,558.73p

Highest price paid per share:        2,565.00p

Lowest price paid per share:        2,551.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3738T_-2017-10-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Director/PDMR Shareholding
Dated 12 October 2017

Diageo plc (the "Company")

LEI: 213800ZVIELEA55JMJ32

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The following notification is intended to satisfy the Company's obligations under Article 19.3 of EU Regulation No 596/2014 (the Market Abuse Regulation).

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. D MAHLAN 2. B MAHLAN 3. CF MAHLAN IV
b)	Position / status	1. MEMBER OF EXECUTIVE COMMITTEE 2. & 3. ADULT CHILDREN OF D MAHLAN AND PCAs
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares")
b)	Identification code	GB0002374006
c)	Nature of the transaction	The Company received notification on 11 October 2017 that D Mahlan gifted a total of 1,200 Ordinary Shares to her three adult children (two of whom are PCAs) on 10 October 2017.
d)	Price(s) and volume(s)	Price(s)	Volume(s) gifted	Volume(s) received
		n/a	1,200	400 to each adult child
e)	Aggregated information	N/A
f)	Date of transaction	10 OCTOBER 2017
g)	Place of transaction	OFF MARKET TRANSACTION

Diageo plc (the "Company")

LEI: 213800ZVIELEA55JMJ32

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The following notification is intended to satisfy the Company's obligations under Article 19.3 of EU Regulation No 596/2014 (the Market Abuse Regulation).

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. D MAHLAN 2. B MAHLAN 3. CF MAHLAN IV
b)	Position / status	1. MEMBER OF EXECUTIVE COMMITTEE 2. & 3. ADULT CHILDREN OF D MAHLAN AND PCAs
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	AMERICAN DEPOSITARY SHARES ("ADS")
b)	Identification code	US25243Q2057
c)	Nature of the transaction	The Company received notification on 11 October 2017 that D Mahlan gifted a total of 300 ADS to her three adult children (two of whom are PCAs) on 10 October 2017.
d)	Price(s) and volume(s)	Price(s)	Volume(s) gifted	Volume(s) received
		n/a	300	100 to each adult child
e)	Aggregated information	N/A
f)	Date of transaction	10 OCTOBER 2017
g)	Place of transaction	OFF MARKET TRANSACTION

Diageo PLC – Transaction in Own Shares
Dated 12 October 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       12 October 2017

Number of ordinary shares purchased:    374,620

Volume weighted average price paid per share:        2,564.35p

Highest price paid per share:        2,573.00p

Lowest price paid per share:        2,552.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4924T_-2017-10-12.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 13 October 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       13 October 2017

Number of ordinary shares purchased:    373,408

Volume weighted average price paid per share:        2,552.56p

Highest price paid per share:        2,562.00p

Lowest price paid per share:        2,540.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6139T_-2017-10-13.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 16 October 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       16 October 2017

Number of ordinary shares purchased:    379,905

Volume weighted average price paid per share:        2,538.33p

Highest price paid per share:        2,547.00p

Lowest price paid per share:        2,532.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7449T_-2017-10-16.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 17 October 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       17 October 2017

Number of ordinary shares purchased:    377,059

Volume weighted average price paid per share:        2,551.54p

Highest price paid per share:        2,561.00p

Lowest price paid per share:        2,541.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8689T_-2017-10-17.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 18 October 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

(1) Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence on the London Stock Exchange and regulated Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under Diageo's employee share plans ("Employee Purchases").

Ordinary Shares purchased under (1)

Date of purchase:       18 October 2017

Number of ordinary shares purchased:    281,589

Volume weighted average price paid per share:        2,560.79p

Highest price paid per share:        2,570.50p

Lowest price paid per share:        2,538.00p

Diageo intends to keep those purchased shares in treasury.

(2) Diageo furthermore announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence on the London Stock Exchange and regulated MTFs from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017 ("Buyback Purchases"):

Ordinary Shares purchased under (2)

Date of purchase:       18 October 2017

Number of ordinary shares purchased:    371,692

Volume weighted average price paid per share:        2,562.46p

Highest price paid per share:        2,571.00p

Lowest price paid per share:        2,538.00p

Diageo intends to cancel the purchased shares.

(3) Following the above Employee Purchases and Buyback Purchases of today:

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Diageo's employee share plans is 281,589 from 1st July 2017 to today's date.

The Company holds 234,904,929 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,510,401,869.

A full breakdown of the individual trades under (1) is attached to this announcement.
 http://www.rns-pdf.londonstockexchange.com/rns/0069U_-2017-10-18.pdf

A full breakdown of the individual trades under (2) is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0069U_1-2017-10-18.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 19 October 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

(1) Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence on the London Stock Exchange and regulated Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under Diageo's employee share plans ("Employee Purchases").

Ordinary Shares purchased under (1)

Date of purchase:       19 October 2017

Number of ordinary shares purchased:    280,830

Volume weighted average price paid per share:        2,566.78p

Highest price paid per share:        2,576.50p

Lowest price paid per share:        2,549.00p

Diageo intends to keep those purchased shares in treasury.

(2) Diageo furthermore announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence on the London Stock Exchange and regulated MTFs from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017 ("Buyback Purchases"):

Ordinary Shares purchased under (2)

Date of purchase:       19 October 2017

Number of ordinary shares purchased:    372,253

Volume weighted average price paid per share:        2,568.80p

Highest price paid per share:        2,577.00p

Lowest price paid per share:        2,549.00p

Diageo intends to cancel the purchased shares.

(3) Following the above Employee Purchases and Buyback Purchases of today:

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Diageo's employee share plans is 562,419 from 1st July 2017 to today's date.

The Company holds 235,169,065 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,510,137,733.

A full breakdown of the individual trades under (1) is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1328U_-2017-10-19.pdf

A full breakdown of the individual trades under (2) is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1328U_1-2017-10-19.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 20 October 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

(1) Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence on the London Stock Exchange and regulated Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under Diageo's employee share plans ("Employee Purchases").

Ordinary Shares purchased under (1)

Date of purchase:       20 October 2017

Number of ordinary shares purchased:    537,476

Volume weighted average price paid per share:        2,574.44p

Highest price paid per share:        2,584.00p

Lowest price paid per share:        2,563.50p

Diageo intends to keep those purchased shares in treasury.

(2) Diageo furthermore announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence on the London Stock Exchange and regulated MTFs from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017 ("Buyback Purchases"):

Ordinary Shares purchased under (2)

Date of purchase:       20 October 2017

Number of ordinary shares purchased:    371,506

Volume weighted average price paid per share:        2,575.34p

Highest price paid per share:        2,585.00p

Lowest price paid per share:        2,564.00p

Diageo intends to cancel the purchased shares.

(3) Following the above Employee Purchases and Buyback Purchases of today:

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Diageo's employee share plans is 1,099,895 from 1st July 2017 to today's date.

The Company holds 235,704,773 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,509,602,025.

A full breakdown of the individual trades under (1) is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2550U_-2017-10-20.pdf

A full breakdown of the individual trades under (2) is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2550U_1-2017-10-20.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 23 October 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

(1) Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence on the London Stock Exchange and regulated Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under Diageo's employee share plans ("Employee Purchases").

Ordinary Shares purchased under (1)

Date of purchase:       23 October 2017

Number of ordinary shares purchased:    408,031

Volume weighted average price paid per share:        2,572.92p

Highest price paid per share:        2,583.50p

Lowest price paid per share:        2,558.00p

Diageo intends to keep those purchased shares in treasury.

(2) Diageo furthermore announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence on the London Stock Exchange and regulated MTFs from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017 ("Buyback Purchases"):

Ordinary Shares purchased under (2)

Date of purchase:       23 October 2017

Number of ordinary shares purchased:    373,488

Volume weighted average price paid per share:        2,574.31p

Highest price paid per share:        2,583.50p

Lowest price paid per share:        2,559.50p

Diageo intends to cancel the purchased shares.

(3) Following the above Employee Purchases and Buyback Purchases of today:

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Diageo's employee share plans is 1,507,926 from 1st July 2017 to today's date.

The Company holds 236,108,321 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,509,198,937.

A full breakdown of the individual trades under (1) is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3887U_1-2017-10-23.pdf

A full breakdown of the individual trades under (2) is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3887U_-2017-10-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 24 October 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

(1) Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence on the London Stock Exchange and regulated Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under Diageo's employee share plans ("Employee Purchases").

Ordinary Shares purchased under (1)

Date of purchase:       24 October 2017

Number of ordinary shares purchased:    444,685

Volume weighted average price paid per share:        2,576.13p

Highest price paid per share:        2,582.50p

Lowest price paid per share:        2,566.00p

Diageo intends to keep those purchased shares in treasury.

(2) Diageo furthermore announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence on the London Stock Exchange and regulated MTFs from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017 ("Buyback Purchases"):

Ordinary Shares purchased under (2)

Date of purchase:       24 October 2017

Number of ordinary shares purchased:    371,824

Volume weighted average price paid per share:        2,575.32p

Highest price paid per share:        2,583.00p

Lowest price paid per share:        2,566.00p

Diageo intends to cancel the purchased shares.

(3) Following the above Employee Purchases and Buyback Purchases of today:

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Diageo's employee share plans is 1,952,611 from 1st July 2017 to today's date.

The Company holds 236,549,208 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,506,881,366.

A full breakdown of the individual trades under (1) is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5158U_-2017-10-24.pdf

A full breakdown of the individual trades under (2) is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5158U_1-2017-10-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 25 October 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

(1) Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence on the London Stock Exchange and regulated Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under Diageo's employee share plans ("Employee Purchases").

Ordinary Shares purchased under (1)

Date of purchase:       25 October 2017

Number of ordinary shares purchased:    586,065

Volume weighted average price paid per share:        2,554.44p

Highest price paid per share:        2,570.00p

Lowest price paid per share:        2,533.00p

Diageo intends to keep those purchased shares in treasury.

(2) Diageo furthermore announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence on the London Stock Exchange and regulated MTFs from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017 ("Buyback Purchases"):

Ordinary Shares purchased under (2)

Date of purchase:       25 October 2017

Number of ordinary shares purchased:    375,409

Volume weighted average price paid per share:        2,553.92p

Highest price paid per share:        2,570.50p

Lowest price paid per share:        2,533.00p

Diageo intends to cancel the purchased shares.

(3) Following the above Employee Purchases and Buyback Purchases of today:

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Diageo's employee share plans is 2,538,676  from 1st July 2017 to today's date.

The Company holds 237,114,283 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,506,316,291.

A full breakdown of the individual trades under (1) is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6364U_-2017-10-25.pdf

A full breakdown of the individual trades under (2) is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6364U_1-2017-10-25.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 26 October 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       26 October 2017

Number of ordinary shares purchased:    375,391

Volume weighted average price paid per share:        2,557.25p

Highest price paid per share:        2,567.00p

Lowest price paid per share:        2,534.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7670U_-2017-10-26.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 27 October 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       27 October 2017

Number of ordinary shares purchased:    342,269

Volume weighted average price paid per share:        2,601.95p

Highest price paid per share:        2,615.00p

Lowest price paid per share:        2,579.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8914U_-2017-10-27.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 30 October 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       30 October 2017

Number of ordinary shares purchased:    371,067

Volume weighted average price paid per share:        2,588.95p

Highest price paid per share:        2,594.50p

Lowest price paid per share:        2,574.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0239V_-2017-10-30.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Total Voting Rights

Dated 31 October 2017

TO:	Regulatory Information Service
FROM:	Diageo plc
LEI:	213800ZVIELEA55JMJ32
RE:	Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules

Diageo plc - Total Voting Rights and Capital

In conformity with 5.6 of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 October 2017 consisted of 2,740,477,367 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 237,029,119 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,503,448,248 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

31 October 2017

Claire Matthews
Assistant Secretary

Diageo plc

Diageo PLC – Transaction in Own Shares

Dated 31 October 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       31 October 2017

Number of ordinary shares purchased:    394,867

Volume weighted average price paid per share:        2,579.82p

Highest price paid per share:        2,589.00p

Lowest price paid per share:        2,567.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1763V_-2017-10-31.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 November 2017

By: /s/Jonathan Guttridge
Name: Jonathan Guttridge
Title: Company Secretarial Assistant